MILLER BUCKFIRE & CO., LLC

Statement of Financial Condition

December 31, 2017

(With Report of Independent Registered Public Accounting Firm)

(This Statement of Financial Condition was filed pursuant to Rule 17a-5(e)(3) as a public document.)

MILLER BUCKFIRE & CO., LLC

Statement of Financial Condition

As of December 31, 2017



Ernst & Young LLP
5 Times Square
New York, NY 10036-6530

Tel: +1 212 773 3000
Fax: +1 212 773 6350
ey.com

Report of Independent Registered Public Accounting Firm

To the Board of Directors of Miller Buckfire & Co., LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Miller Buckfire & Co., LLC (the "Company") as of December 31, 2017 and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2017, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst & Young LLP

We have served as the Company's auditor since 2013.

February 28, 2018

1702-2202892

A member firm of Ernst & Young Global Limited

MILLER BUCKFIRE & CO., LLC

Statement of Financial Condition
December 31, 2017

(in thousands)

Assets		
Cash and cash equivalents	$	28,298
Accounts receivable, net of allowance for doubtful accounts of $1,000		2,207
Fixed assets, net		944
Other assets		246
Total assets	**$**	**31,695**
Liabilities and member's capital		
Accrued compensation	$	8,333
Accounts payable and accrued expenses		464
Due to Parent and affiliates		957
Total liabilities		9,754
Member's capital		21,941
Total liabilities and member's capital	**$**	**31,695**

See accompanying Notes to Statement of Financial Condition.

MILLER BUCKFIRE & CO., LLC

Notes to Statement of Financial Condition
December 31, 2017

NOTE 1 – Nature of Operations and Basis of Presentation

Nature of Operations

Miller Buckfire & Co., LLC (the "Company") is an investment banking firm that provides strategic and advisory services, focusing on restructuring transactions, mergers and acquisitions, and financings. The Company is a wholly-owned subsidiary of MB Advisory Group, LLC ("MB Advisory"), who is a wholly-owned subsidiary of Stifel Financial Corp (the "Parent"). The Company is a registered broker-dealer under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), a member of the Financial Industry Regulatory Authority, Inc. ("FINRA").

Basis of Presentation

The accompanying statement of financial condition has been prepared in conformity with U.S. generally accepted accounting principles, which require management to make certain estimates and assumptions that affect the reported amounts. Actual results could differ from those estimates.

NOTE 2 – Summary of Significant Accounting Policies

Cash and Cash Equivalents

Cash equivalents include investments with an original maturity of three months or less and money market mutual funds to be cash equivalents.

Accounts Receivable, Net

Receivables are stated net of an allowance for doubtful accounts. The estimate for the allowance for doubtful accounts is derived by the Company by utilizing past client transaction history and an assessment of the client's creditworthiness.

Fixed Assets

Furniture and other equipment and computer equipment and software are carried at cost and depreciated on a straight line basis using estimated useful lives of the related assets, generally two to five years. Leasehold improvements are amortized on a straight line basis over the lesser of the economic useful life of the improvement or the term of the respective leases.

Stock-Based Compensation

Employees of the Company are eligible to participate in an incentive stock plan sponsored by Parent that provides for the granting of stock units and debentures. See Note 4 for a further discussion of stock-based compensation.

Income Taxes

As a single member limited liability company, the Company is not directly liable for income taxes. The Company's income was, however, reportable by the Parent during the year ended December 31, 2017. Accordingly, the federal and state income taxes payable by the Parent have not been reflected in the accompanying statement of financial condition.

The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement.

MILLER BUCKFIRE & CO., LLC

Notes to Statement of Financial Condition
December 31, 2017

NOTE 3 – Fixed Assets

The following is a summary of fixed assets as of December 31, 2017 (*in thousands*):

Leasehold improvements	$	875
Furniture and other equipment		421
Computer equipment and software		259
		1,555
Less accumulated depreciation and amortization		(611)
Fixed assets, net	$	944

NOTE 4 – Employee Incentive, Stock-Based Compensation, and Retirement Plans

Our employees participate in the Stifel Financial Corp. Wealth Accumulation Plan, as restated, (the "Wealth Accumulation Plan") that provides for the granting of stock options, stock appreciation rights, restricted stock, performance awards, stock units, and debentures to its employees. Awards under the Plan are granted at market value at the date of grant. The awards generally vest ratably over a three-to ten year vesting period. In addition, our employees participate in a defined contribution plan sponsored by the Parent.

All stock-based compensation plans are administered by the Compensation Committee of the Board of Directors of the Parent, which has the authority to interpret the plans, determine to whom awards may be granted under the plans, and determine the terms of each award.

Deferred Compensation Plan

The Wealth Accumulation Plan is provided to certain revenue producers, officers, and key administrative employees, whereby a certain percentage of their incentive compensation is deferred as defined by the Plan into stock units and debentures of the Parent. Participants may elect to defer a portion of their incentive compensation. Deferred awards generally vest over a three-to eight year period and are distributable upon vesting or at future specified dates. Deferred compensation costs are amortized on a straight-line basis over the vesting period. Elective deferrals are 100% vested.

Employee Profit Sharing Plan

Eligible employees of the Company who have met certain service requirements may participate in the Stifel Financial Profit Sharing 401(k) Plan (the "Plan"). Employees are permitted within limitations imposed by tax law to make pre-tax contributions to the Plan. We may match certain employee contributions or make additional contributions to the Plan at the discretion of the Parent.

NOTE 5 – Related Party Transactions

At December 31, 2017, due to Parent and affiliate consists primarily of stock-based compensation due to the Parent that is paid upon conversion of stock units and operating expenses that were paid on the Company's behalf by the affiliate.

During the year ended December 31, 2017, MB Advisory Group, LLC contributed capital of $10.0 million to the Company.

During the year ended December 31, 2017, the Company authorized and paid $5.4 million in dividends to MB Advisory Group, LLC.

NOTE 6 – Commitments, Guarantees, and Contingencies

Concentration of Credit Risk

At December 31, 2017, $2.2 million was due from these customers and is included in accounts receivable, net in the statement of financial condition. At December 31, 2017, three customers each exceeded 10% of the receivable amount.

NOTE 7 – Regulatory Capital Requirements

The Company operates in a highly regulated environment and is subject to net capital requirements. A broker-dealer that fails to comply with the SEC's Uniform Net Capital Rule (Rule 15c3-1) may be subject to disciplinary actions by the SEC and self-regulatory organizations, such as FINRA, including censures, fines, suspension, or expulsion. The Company calculates its net capital under the aggregate indebtedness method whereby it is required to maintain minimum net capital (as defined), equal to the greater of one hundred thousand dollars or 6 2/3% of aggregate indebtedness (as defined). The Company is not allowed to distribute equity capital or pay cash dividends to the Parent if resulting net capital would be less than 120% of its minimum net capital (as defined). At December 31, 2017, the Company had net capital of $18.5 million, which was $17.9 million in excess of the Company's minimum required net capital of $0.6 million, and aggregate indebtedness was 52.6% of net capital.

Note 8 – Recent Accounting Developments

Revenue Recognition

In May 2014, the Financial Accounting Standards Board issued Accounting Standards Update ("ASU") 2014-09, "Revenue From Contracts With Customers (Topic 606)," ("ASU 2014-09") that supersedes current revenue recognition guidance, including most industry-specific guidance. ASU 2014-09, as amended, requires a company to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods and services. The guidance also requires additional disclosures regarding the nature, amount, timing and uncertainty of revenue that is recognized.

The Company will adopt the accounting update effective as of January 1, 2018 using the modified retrospective method, with a cumulative effect adjustment to opening member's capital. The cumulative effect that the Company will recognize as an adjustment to member's capital upon adoption is not material to its financial statements.

This new revenue standard may defer the timing of the recognition of advisory fees (e.g., retainer) until completion of the engagement. The Company currently recognizes such fees when services are completed under the terms of agreement. The adoption of the accounting update will not have a material impact on the Company's financial statements.

NOTE 9 – Subsequent Events

The Company evaluates subsequent events that have occurred after the statement of financial condition date but before the financial statements are available to be issued. There are two types of subsequent events: (1) recognized, or those that provide additional evidence about conditions that existed at the date of the statement of financial condition, including the estimates inherent in the process of preparing financial statements, and (2) non-recognized, or those that provide evidence about conditions that did not exist at the date of the statement of financial condition but arose after that date. The Company has evaluated subsequent events through February 28, 2018, the date the accompanying statement of financial condition was available to be issued. Based on the evaluation, the Company did not identify any recognized subsequent events that required adjustment to the statement of financial condition.

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